UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

043436104
(CUSIP Number)

July 2, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

1	Names of Reporting Persons. Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Abrams Capital Management, LLC – Delaware Abrams Capital Management, L.P. – Delaware David Abrams – United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
6 Shared Voting Power Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares
7 Sole Dispositive Power Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
8 Shared Dispositive Power Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) Abrams Capital Management, LLC – 5.26% Abrams Capital Management, L.P. – 5.26% David Abrams – 5.26%
12	Type of Reporting Person (See Instructions) Abrams Capital Management, LLC – OO (Limited Liability Company) Abrams Capital Management, L.P. – OO (Limited Partnership) David Abrams – IN

SCHEDULE 13G
The Reporting Persons initially reported their beneficial ownership of shares of Common Stock of the Issuer on a Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on February 14, 2018 and subsequently reported their beneficial ownership on a Schedule 13D filed with the Commission on March 15, 2018 (the "Schedule 13D").  Pursuant to Rule 13d-1(h), the Reporting Persons are eligible to again report their beneficial ownership of shares of Common Stock of the Issuer on a Schedule 13G, and this Schedule 13G shall operate as an amendment to the Schedule 13D.
Item 1

(a)	Name of Issuer

Asbury Automotive Group, Inc.

(b)	Address of Issuer's Principal Executive Offices

2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097

Item 2

(a)	Name of Person Filing

Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams c/o Abrams Capital Management, L.P. 222 Berkeley Street, 21st Floor Boston, MA 02116
(c)	Citizenship

Abrams Capital Management, LLC - Delaware Abrams Capital Management, L.P. - Delaware David Abrams - United States
(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

043436104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership

The percentages reported herein are calculated based upon the statement in the Issuer's Quarterly Report for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on April 26, 2018, that there were 20,631,476 shares of Common Stock of the Issuer outstanding as of April 25, 2018.

Item 4(a)	Amount Beneficially Owned**
Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares

Item 4(b)	Percent of Class

Abrams Capital Management, LLC – 5.26% Abrams Capital Management, L.P. – 5.26% David Abrams – 5.26%
Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

(i)	sole power to vote or to direct the vote

Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares

(ii)	shared power to vote or to direct the vote

Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares
(iii)	sole power to dispose or to direct the disposition of

Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Abrams Capital Management, LLC – 1,085,091 shares Abrams Capital Management, L.P. – 1,085,091 shares David Abrams – 1,085,091 shares
** Shares reported herein represent shares beneficially owned by private investment funds for which Abrams Capital Management, L.P. ("Abrams CM LP") serves as investment manager. Abrams Capital Management, LLC ("Abrams CM LLC") is the general partner of Abrams CM LP. Mr. Abrams is the managing member of Abrams CM, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit

99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13D relating to Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on March 15, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 2, 2018

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.

By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually